Exhibit 99.2
Forrester Research Inc.
Citation Agreement and Consent
Subject to the terms and conditions set forth herein, Forrester Research, Inc. (“Forrester”) hereby consents to the quotation by Omniture, Inc. (“Omniture”), in the S-1 to be filed by Omniture with the U.S. Securities and Exchange Commission (the “Filing”), of the following Forrester information that has been published in print (the “Forrester Information”):
“In 2006, U.S. businesses generated over $211 billion in revenue from e-commerce sales to consumers and spent over $20 billion on online advertising and marketing, according to Forrester Research and Interactive Advertising Bureau, respectively.” (“Q2 2006:Online Retail: Strong, Broad Growth”, Forrester Research, Inc., August 2006).
Similarly, online advertising represented just 6% of the total United States advertising market in 2006, despite consumers spending 34% of their available media time online, according to Forrester Research. By way of comparison, newspaper advertising in 2006 represented 30% of the entire United States advertising market while consumers spent only 8% of their media time reading the newspaper, according to Forrester Research.” (“US Online Marketing Forecast: 2005 to 2010”, Forrester Research, Inc., May 2005).
In consideration of Forrester’s consent as set forth above, Omniture hereby agrees that:
(1)	the Forrester Information will be presented in the Filing as representing data, research opinion or viewpoints published by Forrester and not as a representation of fact;

(2)	Forrester disclaims all warranties, express or implied, statutory or otherwise, including without limitation any implied warranties of merchantability or fitness for a particular purpose, and warranties as to accuracy, completeness or accuracy of the Forrester Information;

(3)	the Forrester Information speaks as of its original publication date (and not as of the date of the Filing) and that the opinions expressed in the Forrester Information are subject to change without notice;

(4)	Forrester shall have no liability for errors, omissions or inadequacies in the Forrester Material or for any interpretations of the Forrester Information;

(5)	Forrester does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the Forrester Information; and

(6)	where applicable, Forrester is not an “expert” within the meaning of Section 509 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.
Omniture agrees to indemnify and hold harmless Forrester, and its directors, officers, shareholders, employees and agents, from and against any and all claims, liabilities, demands, causes of action, damages, losses and expenses (including reasonable attorney’s fees and costs) arising, directly or indirectly, and without limitation, out of or in connection with the Filing.
Forrester’s consent set forth above shall not be deemed effective until Forrester shall have received a countersigned copy of this document from Omniture.

Omniture, Inc.		Forrester Research, Inc.

By:	/s/ Michael S. Herring	By:	/s/ Jennifer S. D’Amico

Name:	Michael S. Herring	Name:	Jennifer S. D’Amico

Title:	CFO	Title:	Vendor Relations Specialist

Date:		Date:	5.15.07